NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT (“Agreement”) is made and entered into as of the __ day of ______, 200_ (the “Grant Date”) between Lev Pharmaceuticals, Inc., a Delaware corporation having a principal place of business at 675 Third Avenue, Suite 2200, New York, New York 10017 (“Corporation”), and ___________ (“Holder”), with respect to the following facts:

The Corporation’s Board of Directors has determined that it is in the best interests of the Corporation and its stockholders to grant the option provided for herein to the Holder. The parties agree as follows:

1. OPTION GRANTED. Corporation grants to Holder an option ” (the“Option”) to purchase the number of shares of $.01 par value common stock of Corporation (the “Common Stock”) at a purchase price as described in Appendix “A.

2. TIME OF EXERCISE OF OPTION. Holder may exercise the Option at any time as described in Appendix “A”, and from time to time until termination of the Option as provided in Paragraph 11 of this Agreement.

3. METHOD OF EXERCISE. The Holder shall exercise the Option by delivery to the Corporation at its principal place of business, of (i) a written notice of exercise signed by the person or persons exercising the Option specifying the number of Options being exercised; and (ii) a certified or cashier’s check in payment of the Option purchase price in U.S. dollars; or (iii) full payment in shares of Corporation’s Common Stock held for the requisite period necessary to avoid a change to Corporation’s reported earnings and valued at fair market value as determined pursuant to Section 2.17 of the Corporation’s 2004 Omnibus Incentive Compensation Plan (the “Plan”); or (iv) through a cashless exercise program implemented by the Corporation’s Board of Directors. Promptly upon receipt of such notice of exercise and the appropriate consideration, the Corporation will deliver or cause to be delivered to Holder stock certificate(s) representing the number of shares of the Corporation’s Common Stock purchased in accordance with the provisions of this Agreement and during Holder’s lifetime, duly registered in the name of the Holder and, at the Holder’s election, his or her spouse.

4. CAPITAL ADJUSTMENTS.

(a)  The existence of the Option shall not affect in any way the right or power of Corporation or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in Corporation’s capital structure or its business, or any merger or consolidation of Corporation or any issue of bonds, debentures, preferred stock having a preference to or affecting Corporation’s common stock or of any rights thereof, or the issuance of any securities convertible into any such common stock or of any rights, options, or warrants to purchase any common stock, or the dissolution or liquidation of Corporation, any sale or transfer of all or any part of its assets or business, or any other act or proceeding of Corporation, whether of a similar character or otherwise.

(b)  The securities with respect to which the Option is granted are shares of Common Stock of the Corporation as presently constituted, but if and whenever, prior to the delivery by Corporation of all the shares of the common stock with respect to which the Option is granted, Corporation shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of such common stock outstanding without receiving compensation therefore in money, services, or property, the number of shares of such common stock then remaining subject to the Option shall (a) in the event of an increase in the number of outstanding shares of such common stock, be proportionately increased, and the cash consideration payable per share of such common stock shall be proportionately reduced; and (b) in the event of a reduction in the number of outstanding shares of such common stock, be proportionately reduced, and the cash consideration payable per share of such common stock shall be proportionately increased.

5. MERGER AND CONSOLIDATION. In the event of a merger of one or more corporations with and into Corporation or any consolidation of Corporation and one or more corporations, subject to the terms and conditions of Section 17 of the Plan, this Option may be assumed or an equivalent option may be substituted by such surviving corporation or a parent or subsidiary of such surviving corporation.

6. INVESTMENT UNDERTAKING. The Holder will hold the Option and the rights constituent thereto for investment and not with an intention of distribution, and upon exercise will deliver a letter confirming the Holder’s nondistributive intent with respect to the shares of Corporation’s Common Stock received as a result of the exercise of the Option.

7. REPRESENTATIONS OF CORPORATION. During such time as the Option remains outstanding and unexpired, Corporation will reserve for issuance, upon the exercise of the Option, the number of shares of Corporation’s Common Stock that are subject to the Option. The shares of Corporation’s Common Stock subject to the Option, when issued, shall be fully paid and nonasessable. Corporation will pay, when due and payable, any and all taxes or fees that may be payable by Corporation with respect to the grant of the Option or the issuance of any shares of Corporation’s Common Stock or certificates therefore subject to the Option. This does not include, however, any federal, state or other personal income tax payable by Holder because of (i) the grant of the Option; (ii) the issuance of any share of the Corporation’s Common Stock upon exercise thereof; or (iii) any subsequent disposition of such shares, which shall remain the obligation of Holder.

8. WITHOLDING TAXES. If Corporation determines that it is required to withhold federal, state, or local tax as a result of the exercise of the Option, Holder, as a condition to the exercise of the Option, shall make arrangements satisfactory to the Corporation to enable it to satisfy such withholding requirements.

9. COMMITTEE DETERMINATION FINAL. The interpretation of this Agreement shall be reserved to and made by the Board of Directors of Corporation. The Board’s determinations shall be final as between the parties hereto.

10. TRANSFER OF OPTION. During Holder’s lifetime, the Option shall be exercisable only by Holder. The Option shall not be transferable by Holder, other than by the laws of descent and distribution upon Holder’s death.

11. TERMINATION OF OPTION. The Option shall terminate at 5:00 P.M. Eastern time on the date which is described in Appendix “A.” This Option may sooner terminate in accordance with the terms and conditions described in Appendix “A.”

12. RIGHTS AS A HOLDER. Holder will not be deemed to be a holder of any shares of Corporation’s Common Stock pursuant to the exercise of the Option until Holder pays the purchase price therefore and a stock certificate is delivered to Holder for those shares. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such exercise and full payment for the optioned shares.  Nothing in this Option Agreement shall interfere with or limit in any way the right of the Corporation, its Affiliates, and/or its Subsidiaries, to terminate Holder’s employment at any time or for any reason not prohibited by law, nor confer upon Holder any right to continue his or her employment for any specified period of time. This Option Agreement shall not constitute an employment contract with the Corporation, its Affiliates, and/or its Subsidiaries.

13. GOVERNING LAW. This Agreement is granted and delivered in the State of Delaware and is intended to be construed and enforced under the laws thereof. The Holder submits to the exclusive jurisdiction and venue of the federal or state courts of New York, to resolve any and all issues that may arise out of or relate to this Option Agreement.

14. ADJUSTMENTS. The Corporation may make adjustments in the terms and conditions of, and the criteria included in, this Option in recognition of unusual or nonrecurring events affecting the Corporation or its financial statements or of changes in applicable laws, regulations, or accounting principles, whenever the Corporation determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available hereunder. The determination of the Corporation as to the foregoing adjustments, if any, shall be conclusive and binding on the Holder.

15. REQUIREMENTS OF LAW. The grant of this Option and the issuance of shares of Common Stock upon exercise of this Option shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Corporation shall have no obligation to issue or deliver evidence of title for shares of Common Stock which may be issued upon exercise of this Option prior to: (a) obtaining any approvals from governmental agencies that the Corporation determines are necessary or advisable; and (b) completion of any registration or other qualification of such shares of Common Stock under any applicable national or foreign law or ruling of any governmental body that the Corporation determines to be necessary or advisable. The inability of the Corporation to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, shall relieve the Corporation of any liability in respect of the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained.

16. CERTAIN DEFINITIONS. Capitalized terms used herein, to the extent not defined in this Non-Qualified Stock Option Agreement shall have the meanings ascribed to such term in the Corporation’s 2004 Omnibus Incentive Compensation Plan (the “Plan”).

17. BINDING EFFECT. All obligations of the Corporation under this Option Agreement shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Corporation.

18. GENERAL PROVISIONS. This Option constitutes the entire agreement of the parties and supersede all prior undertakings and agreements with respect to the subject matter hereof. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural. In the event any provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Agreement and this Agreement shall be construed and enforced as if the illegal or invalid provision had not been included. No fractional shares of Common Stock shall be issued or delivered pursuant to this Option. The Corporation shall determine whether cash or other property shall be issued or paid in lieu of fractional shares of Common Stock or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

IN WITNESS THEREOF, the parties have made and entered into this Agreement in duplicate on the date specified in its preamble.

CORPORATION	HOLDER

LEV PHARMACEUTICALS, INC., a Delaware corporation

By: _____________________ Chief Executive Officer	_____________________

APPENDIX “A”

Holder Name:

Number of Options Granted:

Option Price:

Vesting Commencement Date:

Subject to the terms and conditions set forth in this Option, this Option may be exercised to purchase the shares of Common Stock covered by this Option (the “Shares”) as follows:

Option Expiration Date:

Termination Provisions:

(a) Termination without Cause or by Holder: Notwithstanding the foregoing, in the event of a termination of Holder’s employment with the Corporation by the Corporation without Cause (as defined below) or in the event of the termination of Holder’s employment with the Corporation by Holder, Holder’s right to purchase shares of Common Stock of the Corporation pursuant to this Option, solely to the extent vested as of the date of termination of Holder’s employment with the Corporation, shall remain exercisable for a period of three months following such termination date, but in no event after the Option Expiration Date.

“Cause” shall mean any of the following resulting from an act or omission of the Holder: (i) fraud, embezzlement, felony or similar act; (ii) failure to substantially perform duties as an employee or to abide by the general policies of the Corporation applicable to all employees (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) an act of moral turpitude, or any similar act, to the extent that such act causes injury to the reputation of the Corporation; (iv) any act or omission which in the reasonable opinion of the Company could be financially injurious to the Corporation or injurious to the business reputation of the Corporation; (v) excessive absences from work, other than for illness or disability; or (vi) any other act constituting cause under any agreement entered into between the Holder and the Corporation.

(b) Termination for Cause: In the event of a termination of Holder’s employment with the Corporation by the Corporation for Cause, all Options granted but not exercised as of the date of termination of Holder’s employment with the Corporation shall terminate immediately and be null and void.

(c) Death or Disability: In the event of a termination of Holder’s employment with the Corporation due to Holder’s death, or Disability (as defined in Section 22(E)(3) of the Internal Revenue Code of 1986, as amended), the Holder’s (or her estate’s or legal representative’s) right to purchase shares of Common Stock of the Corporation pursuant to this Option, to the extent vested as of the date of termination of Holder’s employment with the Corporation, shall remain exercisable for a period of twelve (12) months following such termination date, but in no event after the Option Expiration Date.

(d) Unvested Options: Unless otherwise specified in this Option certificate, each unvested Option granted pursuant hereto shall terminate immediately upon termination of the Holder’s employment or contractual relationship with the Corporation for any reason whatsoever, including Disability.